SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Sudeste Celular Participações S.A.

Interim Financial Statements for the
Nine-month Period Ended September 30, 2004 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS' REVIEW REPORT

To the Shareholders and Management of

Tele Sudeste Celular Participações S.A.

Rio de Janeiro - RJ

1.         We have conducted a special review of the interim financial statements of Tele Sudeste Celular Participações S.A. and subsidiaries for the nine-month period ended September 30, 2004, prepared under the responsibility of the Company's management, in conformity with accounting practices adopted in Brazil, which includes the balance sheets, individual and consolidated, the related statements of income and the performance reports.

2.         We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.         Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.         We had previously reviewed the Company's individual and consolidated balance sheets as of June 30, 2004 and the individual and consolidated statements of income for the nine-month period ended September 30, 2003, presented for comparative purposes, and our review reports thereon, dated July 19, 2004 and October 20, 2003, respectively, were unqualified.

5.         The accompanying interim financial statements are an adaptation and a translation of the interim financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil.

São Paulo, October 26, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04
ASSETS	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	8,103	8,460	370,650	337,916
Trade accounts receivable, net	-	-	372,975	394,848
Inventories	-	-	101,762	90,213
Deferred and recoverable taxes	1,841	1,691	360,619	348,414
Derivatives	-	-	3,922	3,633
Prepaid expenses	-	-	37,889	50,296
Other current assets	53,115	52,853	76,644	80,020
Total current assets	63,059	63,004	1,324,461	1,305,340

NONCURRENT ASSETS
Deferred and recoverable taxes	49,460	47,766	185,031	186,279
Derivatives	-	-	1,044	7,518
Prepaid expenses	-	-	15,237	14,433
Other noncurrent assets	-	-	5,755	5,755
Tax incentive	530	530	1,479	1,479
Total noncurrent assets	49,990	48,296	208,546	215,464

PERMANENT ASSETS
Investments	1,938,400	1,916,964	409	409
Property, plant and equipment, net	538	646	1,223,157	1,221,034
Deferred assets, net	-	-	566	547
Total permanent assets	1,938,938	1,917,610	1,224,132	1,221,990

TOTAL ASSETS	2,051,987	2,028,910	2,757,139	2,742,794

The accompanying notes are an integral part of these interim financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
LIABILITIES, SHAREHOLDERS' EQUITY	09/30/04	06/30/04	09/30/04	06/30/04
AND FUNDS FOR CAPITALIZATION	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT LIABILITIES
Payroll and related accruals	434	289	25,058	21,830
Trade accounts payable	4,934	4,560	431,638	389,187
Taxes payable	631	68	58,056	46,177
Loans and financing	-	-	50,848	87,521
Dividends and interest on shareholders' equity	48,467	48,592	50,393	50,536
Reserve for contingencies	-	-	61,685	57,633
Derivatives	-	-	10,656	2,363
Other liabilities	9,436	8,537	38,929	39,099
Total current liabilities	63,902	62,046	727,263	694,346

LONG-TERM LIABILITIES:
Loans and financing	-	-	19,542	52,319
Reserve for contingencies	-	-	20,937	28,287
Derivatives	-	-	321	20
Other liabilities	-	-	991	958
Total long-term liabilities	-	-	41,791	81,584

SHAREHOLDERS' EQUITY
Capital stock	891,460	891,460	891,460	891,460
Capital reserve	206,934	206,934	206,934	206,934
Income reserve	167,837	167,837	167,837	167,837
Retained earnings	721,723	700,502	721,723	700,502
Total shareholders' equity	1,987,954	1,966,733	1,987,954	1,966,733

FUNDS FOR CAPITALIZATION	131	131	131	131

SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	1,988,085	1,966,864	1,988,085	1,966,864

TOTAL LIABILITIES, SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	2,051,987	2,028,910	2,757,139	2,742,794

The accompanying notes are an integral part of these interim financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(In thousands of Brazilian Reais - R$, except per share amounts)

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GROSS OPERATING REVENUE
Telecommunication services	-	-	1,561,224	1,603,334
Products sales	-	-	395,657	256,786
Deductions	-	-	(548,751)	(465,988)

NET OPERATING REVENUE	-	-	1,408,130	1,394,132
Cost of services provided	-	-	(418,856)	(525,452)
Cost of goods sold	-	-	(344,860)	(234,849)

GROSS PROFIT	-	-	644,414	633,831

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(358,079)	(279,248)
General and administrative expenses	(4,041)	(8,097)	(157,021)	(162,475)
Other net operating expenses	(31)	(710)	(30,599)	(34,365)
Other net operating income	-	-	31,473	20,482
Equity in earnings	84,894	101,267	-	-

INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME, NET	80,822	92,460	130,188	178,225
Financial expenses	(43)	(61)	(65,784)	(144,577)
Financial income	5,216	8,729	72,788	123,828

INCOME FROM OPERATIONS	85,995	101,128	137,192	157,476
Nonoperating expenses, net	-	(3,059)	(103)	(8,428)

INCOME BEFORE TAXES	85,995	98,069	137,089	149,048
Income and social contribution taxes	(1,404)	1,093	(52,498)	(50,154)

NET INCOME	84,591	99,162	84,591	98,894

Shares outstanding at September 30 (thousands)	449,009,994	432,598,218

Income per thousand shares outstanding at the balance sheet date (Brazilian reais)	0.19	0.23

The accompanying notes are an integral part of these interim financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Tele Sudeste Celular Participações S.A. ("Tele Sudeste" or "Company"), is a publicly-traded company, which, as of September 30, 2004, is owned by Brasilcel N.V. (51.61% of total capital), Sudestecel Participações S.A. (24.27% of total capital), and Tagilo Participações Ltda. (10.80% of total capital). Sudestecel and Tagilo are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly owned by Telefónica Móviles, S.A. (50.00% of total capital), by PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and by Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Sudeste is the controlling shareholder of Telerj Celular S.A. ("Telerj") and Telest Celular S.A. ("Telest"), which provide, through authorizations granted, mobile telephone services in the states of Rio de Janeiro and Espírito Santo, respectively, including related services.

Authorizations granted to Telerj and to Telest are in effect until November 30, 2005 and November 30, 2008, respectively, and are renewable once, for a period of 15 years, through payment of charges equivalent to approximately 1% of the operator's annual income.

On July 6, 2003, the operators implemented the Carrier Selection Code ("CSP"), for selection of long distance and international service carriers, in accordance with the Personal Mobile Service ("SMP") rules. The operators no longer receive revenues from these long distance and international services instead they receive interconnection fees from the use of their networks on these calls.

Telecommunication services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunication Agency ("ANATEL"), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements include balances and transactions of the Company and its subsidiaries. In consolidation all intercompany balances and transactions have been eliminated.

The financial statements as of June 30, 2004 and September 30, 2003 have been reclassified, where applicable, for comparability purposes.

3. PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements ("ITRs") are presented in thousands of Brazilian reais (R$) and have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission ("CVM"), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements have been prepared in accordance with principles and practices applied consistently with those used to prepare the financial statements presented at the last year-end and should be analyzed together with those financial statements.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Cash and banks	729	483	21,377	12,527
Temporary cash investments	7,374	7,977	349,273	325,389
Total	8,103	8,460	370,650	337,916

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09/30/04	06/30/04

Unbilled amounts from services rendered	74,426	78,876
Billed amounts	123,108	110,070
Interconnection	105,239	112,368
Goods sold	115,057	135,259
Allowance for doubtful accounts	(44,855)	(41,725)
Total	372,975	394,848

Changes in allowance for doubtful accounts were as follows:

	Consolidated
	2004	2003

Beginning balance	31,685	31,867
Additions in the first quarter	11,462	9,750
Write-offs in the first quarter	(4,899)	(7,692)
Balance as of March 31	38,248	33,925

Additions in the second quarter	8,329	8,777
Write-offs in the second quarter	(4,852)	(7,120)
Balance as of June 30	41,725	35,582

Additions in the third quarter	9,784	9,589
Write-offs in the third quarter	(6,654)	(8,994)
Balance as of September 30	44,855	36,177

6. INVENTORIES

	Consolidated
	09/30/04	06/30/04

Digital handsets	129,005	115,660
Other	6,924	6,918
(-) Reserve for obsolescence	(34,167)	(32,365)
Total	101,762	90,213

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Prepaid income and social contribution taxes	49,184	47,491	164,516	153,484
Withholding income tax	1,249	1,097	8,871	3,163
Recoverable ICMS (state VAT)	-	-	66,927	64,376
ICMS on deferred sales	-	-	11,672	6,600
Other	531	594	34,932	29,404
Total	50,964	49,182	286,918	257,027

Deferred income and social contribution taxes	337	275	258,732	277,666
Total	51,301	49,457	545,650	534,693

Current	1,841	1,691	360,619	348,414
Long term	49,460	47,766	185,031	186,279

The main components of deferred income and social contribution taxes are as follows:

	Consolidated
	09/30/04	06/30/04

Merged tax credit (corporate restructuring)	97,294	120,979
Tax credits on:
Provision for obsolescence	11,617	11,004
Provision for contingencies	28,091	29,213
Allowance for doubtful accounts	15,250	14,186

Tax loss carryforward and social contribution negative basis	66,474	66,135
Other	40,006	36,149
Total deferred taxes	258,732	277,666

Current	147,074	160,662
Long term	111,658	117,004

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) Tax loss carryforward and negative basis of the subsidiary Telerj will be offset to a limit of 30% per year of taxable income for the next years. Telerj, based on projections of future results, estimates that its tax loss and negative basis will be fully compensated in four years.

b) Merged tax credit: consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (Note 28) and is realized proportionally to the amortization of the goodwill in its subsidiaries, which will occur in five years. Outside consultants' studies used in the corporate restructuring process support the tax credit recovery in these periods.

c) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by the Board of Directors, indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371/02. Realization of the tax credits is estimated as follows:

Period	Consolidated

2004	15,337
2005	142,740
2006	20,940
2007 (forward)	79,715
Total	258,732

CVM Resolution No. 371/02 determines that periodic studies must be carried out to support the maintenance of the amounts recorded.

8. PREPAID EXPENSES

	Consolidated
	09/30/04	06/30/04

FISTEL taxes	24,845	36,054
Rentals	9,034	9,030
Financial charges	61	199
Insurance premiums	546	820
Advertising material to be distributed	9,032	9,691
Commercial incentives	1,179	1,772
Personnel benefits	2,114	1,878
Other	6,315	5,285
Total	53,126	64,729

Current	37,889	50,296
Long term	15,237	14,433

9. OTHER ASSETS

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Escrow deposits	-	-	12,758	12,303
Advances to employees	-	-	3,001	3,386
Credits with suppliers	-	-	5,321	4,522
Related-party credits	185	861	29,899	30,095
Dividends and interest on company capital	52,250	51,954	-	-
Sales subsidies	-	-	20,301	25,097
Other assets	680	38	11,119	10,372
Total	53,115	52,853	82,399	85,775

Current	53,115	52,853	76,644	80,020
Long term	-	-	5,755	5,755

10. INVESTMENTS

a) Investment in subsidiaries

			Shareholders'
		Total common	equity at	Net income
Subsidiary	Total interest	stock	09/30/04	at 09/30/04

Telerj Celular S.A.	100%	30,449,109	1,633,498	42,679
Telest Celular S.A.	100%	2,038,856	304,902	42,215

b)       Components and changes

Description	Telerj	Telest	Total

Balances at December 31, 2003	1,590,819	262,687	1,853,506
Equity in earnings	42,679	42,215	84,894
Balances at September 30, 2004	1,633,498	304,902	1,938,400

11. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Annual	09/30/04			06/30/04
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	1,446,791	(1,052,556)	394,235	416,752
Switching equipment	14.29	644,513	(446,751)	197,762	193,377
Infrastructure	5.00 to 20.00	379,052	(190,851)	188,201	190,642
Land	-	4,353	-	4,353	4,353
Software use rights	20.00	258,756	(152,316)	106,440	111,109
Buildings	4.00	33,647	(3,905)	29,742	29,414
Terminal equipment	66.67	171,640	(126,590)	45,050	36,937
Other assets	10 to 20.00	252,653	(130,120)	122,533	125,785
Construction work in progress	-	134,841	-	134,841	112,665
Total		3,326,246	(2,103,089)	1,223,157	1,221,034

12. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Suppliers	4,166	3,796	236,759	203,883
Interconnection	-	-	6,156	17,858
Amounts to be transferred - SMP (*)	-	-	101,547	80,253
Technical assistance (see Note 29.b)	-	-	75,684	76,212
Other	768	764	11,492	10,981
Total	4,934	4,560	431,638	389,187

(*) Refers to long-distance services to be passed on to the operators due to the migration to the Personal Mobile Service ("SMP") system (Note 1).

13. TAXES PAYABLE

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Value-added tax on sales and services - ICMS	-	-	20,743	18,622
Income and social contribution taxes	631	-	17,626	12,172
Taxes on revenue (PIS and COFINS)	-	68	15,657	11,622
FISTEL	-	-	2,466	2,673
FUST and FUNTTEL	-	-	1,086	1,033
Other taxes and contributions	-	-	478	55
Total	631	68	58,056	46,177

14. LOANS AND FINANCING

a) Composition of debt

				Consolidated
Description	Currency	Rates	Maturity date	09/30/04	06/30/04

Financial institutions:
Citibank - OPIC	US$	3% p.a. + LIBOR	14 to 17/09/04	-	38,844
Resolutions No. 63 and No. 2,770	US$	10.8% p.a. to 14% p.a.	10/04/04 to 10/03/05	44,308	71,473
Debt assumption - Resolution No. 4,131 and exchange	US$	1.825% p.a. + LIBOR	10/18/05 to 11/07/05	10,793	11,733
NEC do Brasil S.A.	US$	7.30% p.a.	11/29/05	13,385	14,550
Interest and commissions	US$			1,904	3,240
				70,390	139,840

Current				50,848	87,521
Long term				19,542	52,319

Loans and financing are destined to the expansion and modernization of the mobile telephone network, financing fixed assets and for working capital.

In September 2004, there was an agreement for closure of anticipated exchange for payment of operations to OPIC due on November 3, 2004. The amount of such anticipation is of R$36,417.

b) Payment schedule

The long-term portions mature in 2005.

c) Restrictive covenants

The financing obtained at Citibank - OPIC contains restrictive covenants whose main restrictions are related to the indebtedness level, EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") and financial expenses.

d) Guarantees

Banks	Guarantee

Citibank	Aval from Overseas Private Investment Corporation - OPIC - only for political risk
Resolution No. 63	Promissory notes
Debt Assumption and Resolution No. 4,131	Promissory notes
NEC do Brasil S.A	Aval

e) Hedges

As of September 30, 2004, Tele Sudeste had outstanding current swap contracts in the total notional amount of US$55,323 thousand (US$76,740 thousand at June 30, 2004), which covers its total liabilities in foreign currency. Until that date, the Company had recorded net losses of R$6,011 (gain of R$8,768 at June 30, 2004), in these hedges, represented by a negative balance of R$4,966 in assets, of which R$1,044 (R$7,518 at June 30, 2004) is recorded as noncurrent assets and R$3,922 (R$3,633 at June 30, 2004) is recorded as current assets, and R$10,977 in liabilities, of which R$321 is recorded as long-term liabilities and R$10,656 (R$2,363 at June 30, 2004) is recorded as current liabilities.

15. DIVIDENDS AND INTEREST ON SHAREHOLDER'S EQUITY

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Interest on Company's capital	40,872	40,872	40,872	40,872
Dividends	7,595	7,720	9,521	9,664
Total	48,467	48,592	50,393	50,536

16. OTHER LIABILITIES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Prepaid services	-	-	6,654	2,169
Accrual for customer loyalty program	-	-	16,130	22,781
Other liabilities with related parties	9,436	8,537	15,845	11,223
Other	-	-	1,291	3,884
Total	9,436	8,537	39,920	40,057

Current	9,436	8,537	38,929	39,099
Long term	-	-	991	958

The subsidiaries have customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (handsets, for instance). Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when customers redeem points.

17. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Consolidated
	09/30/04	06/30/04

Labor	10,372	10,082
Civil	26,141	20,931
Tax	46,109	54,907
Total	82,622	85,920

Current	61,685	57,633
Long term	20,937	28,287

Changes in the contingency reserve on the nine-month period ended as of September 30, 2004 are as follows:

Consolidated

Beginning balance	75,372
Additions to reserves, net of reversals	6,229
Monetary variation	1,021
Total	82,622

17.1. Tax

17.1.1. Probable loss

During the third quarter, no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "probable". The changes in reserve for contingencies correspond to the monthly increases in the same cases since the end of the last fiscal year.

Telest reverted the contingency reserve regarding tax assessment, totaling R$12,180, due to the fact that the assessment was considered without basis. unfounded and filed by the State Treasury on September 19, 2004, according to proceeding No. 430993-2.

17.1.2. Possible loss

During the third quarter, no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "possible". There have been no material changes in these cases since the end of the last fiscal year.

17.2. Labor and civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses. There has been an increase in civil and labor lawsuits from previous periods, in the amount of R$5,500.

In the cases in which the chance of loss is classified as possible but not probable, the amount involved is R$26,361 for civil claims and R$5,879 for labor claims.

18. SHAREHOLDERS' EQUITY

a) Capital

Capital is represented by shares without par value, as follows:

Thousands of shares
09/30/04 and 06/30/04

Common shares	189,434,958
Preferred shares	259,575,036
Total	449,009,994

b) Special goodwill reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized (Note 28).

c) Income reserve

i) Legal reserve

Legal reserve is calculated at 5% of annual net income up to a limit of 20% of capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or to increase capital.

ii) Other income reserves

The capital budget elaborated by management is used as a base for the special expansion and modernization reserve, evidencing the need of resources for investment projects in future periods, and it is set-up with the remaining net profit balance, adjusted, after distributions required by law and the value of prescribed dividends.

d) Dividends and interest on capital

Preferred shares do not have voting rights; except in the circumstances foreseen in the bylaws, they have priority in the redemption of capital, without premium, and are entitled to dividends 10% above those distributed per common share.

Dividends are calculated in accordance with Company bylaws and joint stock companies' law, which establish a minimum dividend of 25% of the last period.

19. NET OPERATING REVENUE

	Consolidated
	09/30/04	09/30/03

Monthly subscription charges	108,530	154,628
Usage charges	799,013	761,259
Roaming charges	-	12,389
Additional call charges	19,416	38,322
Interconnection charges	592,596	607,492
Data revenue	27,235	21,229
Other services	14,434	8,015
Total gross revenue from services	1,561,224	1,603,334

Value-added tax on sales and services - ICMS	(281,286)	(289,284)
PIS and COFINS	(56,404)	(61,958)
ISS - service tax	(597)	(79)
Discounts granted	(32,592)	(17,504)
Net operating revenues from services	1,190,345	1,234,509

Sales of handsets and accessories	395,657	256,786

Value-added tax on sales and services - ICMS	(34,025)	(21,946)
PIS and COFINS	(25,150)	(9,540)
Discounts granted	(75,400)	(48,099)
Return of goods sold	(43,297)	(17,578)
Net operating revenues from sales and services	217,785	159,623
Total net operating revenues (services + sales and accessories)	1,408,130	1,394,132

20. COST OF SERVICES PROVIDED AND GOODS SOLD

	Consolidated
	09/30/04	09/30/03

Personnel	12,911	11,701
Material	441	1,468
Outside services	34,133	23,181
Connections	42,523	60,131
Rental, insurance and condominium fees	34,754	33,213
Interconnection	41,196	107,468
FISTEL and other taxes	45,931	45,546
Depreciation and amortization	206,839	242,569
Cost of goods sold	344,860	234,849
Other	128	175
Total	763,716	760,301

21. SELLING EXPENSES

	Consolidated
	09/30/04	09/30/03

Personnel	40,809	35,503
Material	6,355	1,947
Outside services (*)	217,390	159,577
Rental, insurance and condominium fees	6,578	8,102
Taxes and contributions	653	286
Depreciation and amortization	54,332	44,599
Allowance for doubtful accounts	29,575	28,116
Other	2,387	1,118
Total	358,079	279,248

(*) Outside services include advertising costs of R$67,671 (R$55,483 at September 30, 2003).

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Personnel	1,381	2,760	35,315	42,275
Material	-	-	4,610	3,289
Outside services	2,268	4,972	69,779	69,652
Rental, insurance and condominium fees	-	-	9,240	9,971
Taxes and contributions	29	42	1,875	1,884
Depreciation and amortization	323	323	35,274	34,706
Other	40	-	928	698
Total	4,041	8,097	157,021	162,475

23. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Revenues:
Fines	-	-	6,506	7,422
Recovered expenses	-	-	4,069	3,222
Reversal of reserves	-	-	10,306	488
Shared infrastructure	-	-	2,729	2,249
Trade discounts	-	-	5,761	-
PIS and COFINS on other income	-	-	(2,087)	(1,081)
Other	-	-	4,189	8,182
Total revenues	-	-	31,473	20,482

Expenses:
Reserve for contingencies	-	-	(16,535)	(19,874)
FUST	-	-	(6,467)	(7,400)
FUNTTEL	-	-	(3,174)	(3,641)
ICMS on other expenses	-	-	(1,233)	(181)
Amortization of deferred charges	-	-	(261)	(463)
Other	(31)	(710)	(2,929)	(2,806)
Total expenses	(31)	(710)	(30,599)	(34,365)

Net total	(31)	(710)	874	(13,883)

24. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income:
Income from financial transactions	4,908	8,625	59,359	62,044
Monetary/Exchange variations in assets	664	505	19,314	65,186
PIS and COFINS on income from financial transactions	(356)	(401)	(5,885)	(3,402)
Total	5,216	8,729	72,788	123,828

Expenses:
Expenses from financial transactions	(43)	(60)	(27,898)	(32,672)
Monetary/Exchange variations in liabilities	-	(1)	(24,031)	(3,707)
Derivative operations, net	-	-	(13,855)	(108,198)
Total	(43)	(61)	(65,784)	(144,577)

Financial (expenses) income	5,173	8,668	7,004	(20,749)

25. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income tax	508	5	13,675	5,745
Social contribution	193	3	4,686	2,012
Deferred income tax	720	(810)	25,336	31,131
Deferred social contribution	(17)	(291)	8,801	11,266
Total	1,404	(1,093)	52,498	50,154

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income before taxes	85,995	98,069	137,089	149,048
Tax expense at the combined statutory rate	(29,238)	(33,343)	(46,610)	(50,676)

Permanent additions:
Nondeductible expenses	-	-	-	(20)
Other additions	(961)	-	(4,397)	(886)

Permanent exclusions:
Equity in earnings	28,864	34,431	-	-
Other exclusions	-	5	-	1,428

Other:
DIPJ adjustments	(69)	-	(1,509)	-
Rate additional difference	-	-	18	-

Tax expense	(1,404)	1,093	(52,498)	(50,154)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

Tele Sudeste is the controlling shareholder of Telerj and Telest, which provide mobile telephone services in the states of Rio de Janeiro and Espírito Santo in accordance with the terms of concessions granted by the Federal Government. Both operators are engaged in the purchase and sale of handsets through their own sales networks, thus fostering their essential activities.

The major risk credit to which Telerj and Telest are exposed includes the following:

•        Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•        Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (LIBOR).

•        Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Telerj and Telest have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customers' balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module ERP system for consistent transactions.

The Company is also subject to credit risk from financial transactions and amount receivable from swap operations. The Company diversifies such exposure at among prime financial institutions.

Interest rate risk

The Company is exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions. Nonetheless, the balance of financial transactions, also associated with the cost of CDI rates, neutralizes such effect.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of September 30, 2004, these operations amounted to R$10,793 (R$66,114 as of June 30, 2004).

Currency risk

Telerj utilizes derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap.

The Company's net exposure to currency risk as of September 30, 2004 is shown in the table below:

US$ thousand

Loans and financing	24,624
Suppliers - technical assistance	22,030
Hedge instruments	(55,323)
Net exposure	(8,669)

During 2004, the Company and its subsidiaries contracted derivative instruments to hedge other foreign-currency commitments against exchange variations.

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Suppliers - technical assistance	62,975	62,975	-
Loans and financing	70,390	109,790	(39,400)
Derivate instruments	(6,011)	(1,969)	(4,042)
Total	127,354	170,796	(43,442)

c) Market value of financial instruments

The market value of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value.

27. POST-RETIREMENT BENEFIT PLANS

Subsidiaries, together with other companies from the former Telebrás System, and their successors sponsor private pension plans and health care plan for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a) PBS A - is a multiemployer defined benefit plan provided to retired participants, which were in such position on January 31, 2000.

b) PBS Tele Sudeste Celular - defined benefits plan covering approximately 1% of Company's employees.

c) PAMA - multiemployer health care plan provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Tele Sudeste Celular plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS - Tele Sudeste Celular plan and 1.5% for the PAMA plan.

d) Visão Celular Benefit Plan - defined contribution individual plan - Visão Celular Benefit Plan, instituted by SISTEL in August 2000. The Company's contributions to the Visão Celular Benefit Plan are equivalent to those of participants, varying from 2% to 9% of the contribution salary, according to the percentage selected by the participant. On the nine-month period ended September 30, 2004, subsidiaries recorded contributions to the PBS Tele Sudeste Celular Plan and the Visão Celular Benefit Plan in the amount of R$2,554 (R$1,766 as of September 30, 2003).

In September 2004, the Company and its subsidiaries proportionally recognized the estimated actuarial cost for 2004, charging R$96 regarding these costs to other operating expenses account.

28. CORPORATE RESTRUCTURING

On November 30, 2000 the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to subsidiaries.

The accounting records maintained for corporate and tax purposes of the Companies include specific accounts related to merged goodwill and the related reserve, and the respective amortization, reversal and tax credit, whose balances at September 30 and June 30, 2004 were as follows:
	Balances on	Consolidated
	date of merger	09/30/04	06/30/04

Balance sheet:
Goodwill - merged	1,393,279	286,156	355,820
Merged reserve	(928,437)	(188,862)	(234,841)
Balance	464,842	97,294	120,979

		09/30/04	09/30/03
Statement of income:
Goodwill amortization		208,992	208,992
Reversal of reserve		(137,935)	(137,935)
Tax credit		(71,057)	(71,057)
Effect		-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend, For a better presentation of the financial position of the Companies in the financial statements, the net amount R$97,294 on September 30, 2004 (R$120,979 on June 30, 2004) which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as deferred taxes (Note 7).

The merged tax credit is capitalized as of its effective payment.

29. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication - these transactions involve companies owned by the same group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. As of July 2003, customers started to select long-distance operators.

b) Technical assistance - subsidiary technical assistance payables due to Telefónica Móviles S.A. and Telefónica International for telecommunication services, calculated on net services revenues restated based on currency fluctuations.

c) Corporate services - passed on to subsidiaries at the cost effectively incurred for these services.

d) Provided by Atento Brasil S.A. to users of subsidiary telecommunication services, contracted for a period of 12 months, renewable for the same period.

e) Maintenance of the profitability and cost control system by Telefónica Móbile Solution do Brasil.

f) Asset security system implementation services by Telefónica Engenharia.

g) Logistics operator and accounting/financial advisory services by Telefônica Gestão de Serviços.

h) Voice service provider by Terra Network Brasil.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Assets:
Accounts receivable for services	-	-	9,731	9,938
Interest on capital and dividends	52,250	51,954	-	-
Other assets	185	861	29,899	30,095

Liabilities:
Suppliers	-	(3,540)	(117,580)	(109,507)
Income share	(32,105)	(32,105)	(32,105)	(32,105)
Other liabilities	(9,436)	(8,537)	(15,845)	(11,223)

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income statement:
Revenue from telecommunications services	-	-	43,394	7,392
Cost of services provided	-	-	-	(6,641)
Selling expenses	-	-	(44,458)	(34,512)
General and administrative expenses	-	(2,153)	(10,831)	(13,964)
Financial income (expenses), net	-	504	(519)	22,423

30. INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of September 30, 2004 the Company had insurance to cover operating risks, civil liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	R$857,580
General civil liability	R$5,822
Automobile (corporate fleet)	Fipe chart and R$200 for DC/DM
Automobile (operating fleet)	R$200 for DC/DM

31. AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998. the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following characteristics:

•     Type of shares: preferred.

•     Each ADR represents 5,000 preferred shares.

•     Shares are traded as ADRs, under the code "TSD", on the NYSE.

•     Foreign depositary bank: The Bank of New York.

•        Custodian bank in Brazil: Banco Itaú S.A.

32. RECONCILIATION BETWEEN COMPANY NET INCOME AND CONSOLIDATED

As of September 30, 2004 and 2003, the reconciliation between Company net income and consolidated is as follows:

	Consolidated
	09/30/04	09/30/03

Company net income	84,591	99,162
Telest capital reserves	-	(268)
Consolidated net income	84,591	98,894

33. SUBSEQUENT EVENTS

On October 8, 2004 the Voluntary Public Share Offer (OPA) was concluded for acquisition of the common and preferred stocks of Brasilcel N.V. (bidder) by the Company. The amounts of preferred stocks offered at the OPA exceeded the maximum amount to be purchased by the Bidder (12,699,707,000). Each holder participating in the OPA will hold 0.6284 preferred stocks issued by the Company purchased by the bidder. Due to the fact that the number of common stocks offered (6,191,329,955) was below the maximum limit, there was no apportionment. Following the OPA, Brasilcel N.V. and its directly and indirectly related parties held a total of 91.74% common stock and 90.27% preferred stocks of the Company, representing 90.89% of the Bidder's share in the Company's total capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.